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April 10, 2025

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn:	Ms. Lisa Larkin

Ms. Megan Miller

Re:	Cornerstone Strategic Investment Fund, Inc. Registration Statement on Form N-2 File Numbers: 333-285138 and 811-05150

Dear Ms. Lisa Larkin & Ms. Megan Miller:

On behalf of Cornerstone Strategic Investment Fund, Inc. (the “Fund”), we submit this letter in response to a comment received via teleconference on April 10, 2025, from Megan Miller of the accounting staff of the Securities and Exchange Commission (the “SEC”) with respect to Pre-Effective Amendment No. 1 (“PEA No.1”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”). The Registration Statement was filed with the SEC on February 21, 2025 (Accession No.: 0001398344-25-003234) and PEA No.1 was filed with the SEC on April 8, 2025 (Accession No.: 0001398344-25-006812).

The Fund has considered your comment and has authorized us to make the response below and to confirm, on behalf of the Fund, that the change discussed below will be made in a Rule 424 definitive filing (the “Rule 424 Filing”). Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement. We have set forth below, in bold face type, the text of the comment, followed by the Fund’s response:

Blank Rome LLP | blankrome.com

April 10, 2025

1.	Reference is made to the Expense Example on page 11 (including the lead in disclosure thereto). Please explain in correspondence how the amounts were calculated in the Expense Example and provide such calculations supplementally via email in an excel spreadsheet. If the lead in disclosure is incorrect please confirm in correspondence that such disclosure will be corrected in a Form 424 filing.

Response: The Fund advises the Staff that the offering expenses were not included in calculation of the Expense Example amounts. As requested, the calculations have been supplementally provided via email in an excel spreadsheet. The lead in disclosure to the Expense Example will be revised as follows in the Rule 424 Filing:

The following example illustrates the hypothetical expenses ~~(including estimated expenses with respect to year 1 of this Offering of approximately $636,000)~~ that you would pay on a $1,000 investment in the Shares, assuming (i) annual expenses of 1.26% of net assets attributable to the Shares and (ii) a 5% annual return:

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy